

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2022

Liqiong (Iris) Yan
Chief Financial Officer
Taoping Inc.
Unit 3102, 31/F, Citicorp Centre
18 Whitefield Road, Hong Kong

> **Re: Taoping Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **File No. 001-35722**

Dear Ms. Yan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2021

Item 3. Key Information, page 2

1. We note your corporate structure diagram on page 41. Please identify clearly the entity in which public investors own ordinary shares and the entity(ies) in which the company's operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements.

2. In your summary of risk factors, provide a specific cross-reference to the more detailed risk factor.

3. We note your disclosure on page 4 related to the permissions and approvals to offer securities. Please revise to discuss any permissions and approvals required to be obtained from Chinese authorities to operate your business. Also, if you determine no permissions

are required, provide an explanation as to whether you consulted counsel and, if not, why you did not consult counsel and why you believe you do not need any permissions or approvals.

Cash is transferred through our organization in the following manner, page 3

4.   Please revise to quantify the extent to which transfers, dividends or distributions have been made to date between your subsidiaries.

5.   Please revise to disclose, as you do on pages 28 and 73-74, any restrictions on foreign exchange and your ability to transfer cash across borders and to U.S. investors.

Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-11

6.   Revise your disclosure to clarify that there are no cash flows from cryptocurrencies included in net cash used in operating activities since the revenue recognized from mining is a noncash activity. In this regard, please revise your statement on page F-22 and elsewhere that "cryptocurrencies awarded to the Company through its mining activities are included within operating activities on the accompanying consolidated statements of cash flows".

Notes to the Consolidated Financial Statements
2. Summary of Significant Accounting Policies
(f) Accounts Receivable, Accounts Receivable-related parties, and Concentration of Risk, page F-20

7.   We note that your allowance for credit losses is approximately 63% of third party accounts receivable and 98% of accounts receivable - related parties.   We also note that your accounts receivable balance before allowance for credit losses is 138% of your revenue for the year ended December 31, 2021. Please provide a detailed, company specific analysis of how you determined your allowance for credit loss balance. Your analysis should discuss specific accounts receivable balances, their aging, and when you determined they were uncollectable. Your analysis should also note if certain balances related to one or more significant customers. In addition, disclose how you considered ASC 606-10-25-1(e) and ASC 606-10-55-3A through 606-10-55-3C when determining revenue recognition was appropriate.

(n) Cryptocurrencies, page F-22

8.   So that we may better understand your accounting policies for cryptocurrencies, please address the following:
   • Revise to describe your accounting policies for disposal and de-recognition of cryptocurrencies, including how you determine if you have transferred control of your cryptocurrencies and how you determine gains or losses on disposal or de-recognition. Refer to ASC 610-20.

- Revise to clarify where you classify cryptocurrency impairment losses on your statements of operations and tell us the accounting literature you relied upon to support this presentation.
- Describe to us in detail your reasons for classifying gains and losses from the sale of cryptocurrency outside of loss from operations and cite the authoritative accounting literature that supports your presentation.

9. Please provide us with an accounting analysis to explain why you believe it is appropriate to classify cash flows from selling cryptocurrencies within investing activities. Also tell us how you present the cash outflows for purchases of cryptocurrencies and explain the basis for such classification. Please refer to ASC 230-10.

Revenue - Cryptocurrency mining, page F-25

10. We note your disclosure on page 66 regarding Ethereum mining. Please revise to disclose, if true, that you mine both the Bitcoin and Ethereum blockchain. To the extent that your accounting policies differ depending on the type of cryptocurrency mined, please also revise your accounting policies to address those differences accordingly.

11. You disclose on page F-25 that contracts are terminable under certain circumstances. Please supplementally address the following:
- Describe the circumstances under which contracts are terminable.
- Tell us if the contracts are terminable without compensating the other party.
- Tell us for what period each party to your contract has enforceable rights and obligations and the basis for your conclusion.
- Clarify if your right or the pool operator's right to terminate the contract governing your participation in the pool is conditional.
- Summarize the material rights and obligations of each party to your pool participation contracts.

12. We note your disclosure that your performance obligation in your contracts with mining pool operators is the provision of computing power. Please revise to clarify whether you satisfy your performance obligation over time or at a point in time. Please provide us with your analysis demonstrating how you considered ASC 606-10-25-24.

13. You disclose that, "The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value using the quoted price of the related cryptocurrency on the date received, which is not materially different than the fair value at the contract inception or at the time the Company has earned the award from the pools." In this regard, please tell us how you determined that the fair value of the noncash consideration on the date received is not materially different than the fair value at contract inception. Also, explain why your disclosure addresses the difference between the fair value of the noncash consideration on the date received and its fair value when you earn the award from the pools. Refer to ASC 606-10-32-21 to 32-24.

14. Please revise to clarify when you recognize revenue. We note that revenue is recognized when you receive confirmation of the consideration you will receive. However, you also disclose that noncash consideration is measured on the date received. Since it appears that the confirmation is received prior to the receipt of the noncash consideration, it is unclear how you are able to measure the amount of revenue to recognize upon receipt of the confirmation. Please supplementally clarify the time periods between successful placement of a block on the blockchain by the pool operator, receipt of confirmation, and receipt of consideration.

15. Please clearly disclose your reward sharing mechanism as a pool participant. In this regard, clarify the extent to which you are entitled to any compensation for computing power provided for a block that the pool operator is not successful in placing. In addition, tell us and disclose the amount of block rewards earned separately from the amount of any fees for transaction verification.

16. We note your reference to digital asset transaction fees. Please describe to us, in detail, the types of fees you are charged by the mining pool operators and how you account for those fees. Please also tell us whether you receive consideration net of these fees or if you make a separate payment to the mining pool operator for digital asset transaction fees. Finally, describe in detail how you considered ASC 606-10-32 in determining the transaction price in your contracts with mining pool operators.

6. Related Party Transactions, page F-33

17. We note based on your disclosure on page F-20 that accounts receivable from related parties increased from $12,017,651 to $16,032,134 from December 31, 2020 to December 31, 2021. However, you only discuss $0.1 million and $27,000 of related party revenue for the year ended December 31, 2021. Please clarify and revise to disclose all of your related party revenue.

18. Please disclose total gross accounts receivable from related parties as well as total allowance for credit losses from related parties for each period presented. Disclose when the original revenue and accounts receivable were recorded and when you determined the majority of this revenue would not be collected. Confirm, if true, that this uncollectable accounts receivable was from Taoping New Media Co., Ltd. (TNM) and its affiliates, an entity controlled by Mr. Lin, your Chairman and Chief Executive Officer.

10. Cryptocurrencies, page F-34

19. Please revise your rollforward to include a separate column for each type of cryptocurrency held, acquired or sold during the periods presented.

General

20. We note your risk factor on page 37. Please revise to also include a separate Enforceability section to address the difficulty of bringing actions against your officers and directors who are located in Hong Kong and enforcing judgments against them.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jianghuai Lin